Exhibit 17.2

February 10, 2023

I hereby resign, effectively immediately, as Director of and for Earth Science Tech Inc. I appreciate the opportunity that been afforded me to date to play in the company’s mega affairs but management issues should be left to others more closely involved and with perhaps greater intimacy with the company’s day-to-day activities.

By:	/s/ Steven Warm
Steven Warm, Esquire